FILED BY FLUSHING FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: EMPIRE BANCORP, INC.

FILER’S COMMISSION FILE NUMBER: 001-33013

FAQs for Empire National Bank

•	Who is acquiring Empire National Bank?

Flushing Financial Corporation, the parent company of Flushing Bank entered into a merger agreement with Empire Bancorp, Inc., parent company of Empire National Bank. In connection with the transaction, Empire National Bank will merge with and into Flushing Bank, with Flushing Bank as the surviving bank. Flushing Bank is a local commercial bank with $6.9 billion in assets, as of June 30, 2019. Flushing Bank has 19 branch locations in Queens, Brooklyn, Manhattan, and Nassau County.

•	Why is Flushing acquiring Empire?

This acquisition allows Flushing Bank to expand its footprint into Suffolk County. There are synergies between the two banks, both culturally and operationally, that can be leveraged to build a stronger, more competitive organization.

•	Will Empire National Bank’s name be changing?

Yes, after the deal closes Empire National Bank will merge into Flushing Bank and the combined entity will operate under the name Flushing Bank.

•	When will the acquisition occur?

This announcement is just the first step in the process. The next step will involve seeking regulatory approval and the approval of Empire Bancorp’s shareholders. The targeted date for closing of the transaction is second quarter of 2020. Until the closing, the banks will continue to operate as separate organizations. Therefore, for now it is “business as usual” while we work together on the plan to integrate the two banks with as little disruption to customers as possible.

•	What changes will I see in the coming months?

We will keep you informed of our progress and communicate any important information regarding your accounts. Flushing Bank is determined to minimize inconveniences to our customers. Our staff will be available to answer questions and provide assistance as needed.

•	What does this acquisition mean to me?

This acquisition will provide you with 19 additional branch locations and a broader more diverse product set. Additionally, you will have access to enhanced digital capabilities.

•	Will this change affect my account and the way I conduct my banking?

You should continue to bank as you do today. You will receive a letter with important information which will detail any account changes and new terms and conditions at a future date after the transaction has closed.

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•	Will the website change?

Not immediately. However, after conversion you will visit the Flushing Bank website at www.FlushingBank.com to access online banking and to find information about our bank products and services.

•	Will my deposits still be insured by the FDIC?

Yes. The FDIC will continue to provide deposit account insurance, as they do today, up to $250,000 per depositor, for each of your account ownership categories as they are today.

•	How will I know when the acquisition takes place?

You will be receiving written correspondence from us with information and instructions about any actions you need to take regarding your account(s).

•	How will you keep me informed?

We will continue to update these FAQs, and will provide other important information in our branches, on both banks’ websites, and through the mail, as appropriate.

•	What does this acquisition mean for our communities?

Flushing Bank and Empire National Bank have a history of community support and will remain committed to making local decisions and supporting business development and charitable organizations that improve our communities.

•	When can I begin to utilize a Flushing Bank branches to service my accounts?

For now, you should continue to utilize your Empire National Bank branch location for your banking needs. We will notify you at a later date when the Flushing Bank branches can begin to service your accounts.

Cautionary Notes on Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,”

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“expect,” “anticipate,” “intend,” “seek,” “plan,” “may,” “will,” “should,” “could,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither Flushing nor Empire assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Flushing or Empire anticipated in its forward-looking statements, and future results could differ materially from historical performance.

Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Flushing’s Annual Report on Form 10-K and those disclosed in Flushing’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that the expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, Flushing’s and Empire’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement and prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, Flushing and Empire claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

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Additional Information about the Proposed Transaction

In connection with the proposed transaction, Flushing intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Empire and a prospectus of Flushing, and Flushing will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of Flushing and Empire are urged to carefully read the entire registration statement, proxy statement and prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction. A definitive proxy statement will be sent to Empire shareholders seeking the required shareholder approvals. When available, copies of the registration statement, the proxy statement and the prospectus may be obtained free of charge from the SEC’s website at www.sec.gov, from Flushing by sending a written request to Flushing Financial Corporation, 220 RXR Plaza, Uniondale, NY 11556, Attn: Susan K. Cullen or calling 718-961-5400, and from Empire by sending a written request to Empire Bancorp, 1707 Veterans Highway, Islandia, NY 11749 Attn: William Franz or calling 631-348-4444.

Investors and shareholders are also urged to carefully review and consider Flushing’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and proxy statements. The documents filed by Flushing with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov or through a link on Flushing’s website at www.flushingbank.com. These documents may also be obtained free of charge from Flushing by sending a written request to Flushing Financial Corporation, 220 RXR Plaza, Uniondale, NY 11556, Attn: Susan K. Cullen, or calling 718-961-5400.

Participants in the Solicitation

Flushing, Empire and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Empire’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Flushing and their ownership of Flushing common stock is set forth in the proxy statement for Flushing’s 2019 Annual Meeting of Stockholders filed with the SEC on April 18, 2019. Information about the directors and executive officers of Empire is available on Empire’s website at empirenb.com. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies from Empire’s shareholders in connection with the proposed transaction may be obtained by reading the proxy statement and prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the proxy statement and prospectus may be obtained as described in the preceding paragraph.

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No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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